UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Expro Group Holdings N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	001-36053
(State or other jurisdiction of incorporation)	(Commission File Number)

1311 Broadfield Blvd., Suite 400
Houston, TX	77084
(Address of principal executive offices)	(Zip Code)

John McAlister

General Counsel and Secretary

(713) 436-9776

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02   Conflict Minerals Disclosure and Report, Exhibit

A copy of Expro Group Holdings N.V.’s (the “Company”) Conflict Minerals Report of the Company for the reporting period January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 to this Form SD and is publicly available on the Company’s website at: https://investors.expro.com/financials/sec-filings/default.aspx. The Company’s website and the information accessible through it are not incorporated by reference.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01         Exhibits

Exhibit Number	Description of the Exhibit
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXPRO GROUP HOLDINGS N.V.

Date: May 7, 2026	By:	/s/ John McAlister
John McAlister
General Counsel and Secretary